TECHMEDIA ADVERTISING, INC.
c/o 62 Upper Cross Street, #04-01
Singapore  058353

January 13, 2011

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 3010

Attention:    Mr. Mark Rapik, Staff Accountant, Division of Corporation Finance

Dear Mr. Rapik:

Re:	TechMedia Advertising, Inc. (the "Company")
Company Acknowledgements

In connection with responding to the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated December 15, 2010 and received on January 7, 2011 (the “SEC Letter”), we acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly, TECHMEDIA ADVERTISING, INC

Per:	/s/ Johnny Lian Tian Yong
Johnny Lian Tian Yong
President and Director